Exhibit 99.1

Hello everyone,

My name is Maya Shah, and I’m an appraiser on the Masterworks acquisitions team.

Our latest offering is a sculptural painting by the German artist Günther Uecker. As a highly celebrated member of the Zero Group, founded in 1957, Uecker’s critical acclaim has translated into strong historical performance at auction. In 2021, Uecker’s auction turnover exceeded $7.5 million dollars.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 40 examples of Uecker’s work from around the world, some of which have been priced in excess of $2 million dollars. Of these works reviewed, this is the third to be selected to be offered on the Masterworks platform.

Executed in 1983, “Feld” is an excellent example of Günther Uecker precisely crafted nail reliefs which he began in the late 1950s. Today, the “Feld” series represents one of the most commercially desirable bodies of work by the artist.

Four of Uecker’s top ten auction records belong to this same series and demonstrate consistent demand for similarly composed works. These are led by “Weisses Feld” (1972), which sold for the equivalent of $2.3 million dollars at Sotheby’s in Paris in June of 2021, followed by “Weisses Feld” (1982), which sold for the equivalent of $2 million dollars in February of 2020 at Sotheby’s in London and “Weisses Feld” (1994), which sold for the equivalent of $1.8 million dollars at Ketterer Kunst GmbH in Munich in December of 2019, all of which are larger than the offering.

Between December 2005 and June of 2021, prices achieved for artworks by Günther Uecker, which are similar to the Offering, have increased at an estimated annualized appreciation rate of 17.3%.